SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com October 15, 2012
FIRM/AFFILIATE
OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

VIA EDGAR

Jeffrey P. Riegel

Assistant Director

Division of Corporation Finance

Mail Stop 4720

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Validus Holdings, Ltd. Registration Statement on Form S-4 Filed September 20, 2012 File No. 333-183999

Dear Mr. Riegel:

On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the staff (the “Staff’) of the Securities and Exchange Commission regarding the above-referenced filing (the “Form S-4”) as set forth in your letter dated October 10, 2012 (the “Comment Letter”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response.

Registration Statement on Form S-4

Supplemental Response Filed October 5, 2012

1.  We note your response to our prior Comment 2. Your proposed disclosure attached as Exhibit A does not describe the opinions that tax counsels intend to deliver, but rather the type of opinion that must be received as a condition to the merger. Please revise your discussion of tax consequences to clearly state that the disclosure in this section is the opinion of counsel, express a firm conclusion regarding the federal income tax consequences of the transaction, and indicate whether the merger will qualify as a tax-free reorganization. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.B.2.

Response: The disclosure set forth on page 126 in the section entitled “United States Federal Income Tax Consequences of the Mergers” has been revised in response to the Staff’s comment. Such disclosure now provides that it is the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Validus, and Cravath, Swaine & Moore LLP, counsel to Flagstone Reinsurance Holdings, S.A. (“Flagstone”), that (a) the first-step merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and each of Flagstone and Flagstone Reinsurance Holdings (Bermuda) Limited (“Flagstone Bermuda”) will be a party to such reorganization, (b) the second-step merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and each of Validus and Flagstone Bermuda will be a party to such reorganization, and (c) Validus will be treated, in respect of any shareholder who will own after the second-step merger less than five percent of the issued and outstanding common shares of Validus (as determined under Treasury regulation Section 1.367(a)-3(b)(1)(i)), as a corporation under Section 367(a) of the Code and that accordingly the material U.S. federal income tax consequences of the mergers to U.S. holders are as described in the sections “–First Step Merger” and “–Second Step Merger.” Exhibit A hereto sets forth the revisions to the disclosure.

Exhibits 8.1 and 8.2

2.  It appears that you are electing to use a short-form opinion. According, please expand Exhibits 8.1 and 8.2 to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the respective counsel. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.B.2.

Response: The forms of Exhibit 8.1 and Exhibit 8.2 tax opinions of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Validus, and Cravath, Swaine & Moore LLP, counsel to Flagstone, have been revised in response to the Staff’s comment. Such opinions now confirm that the opinions of counsel are as set forth in the revised disclosure attached as Exhibit A. Exhibit B hereto sets forth the revisions to the Exhibit 8.1 tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Validus. Exhibit C hereto sets forth the revisions to the Exhibit 8.2 tax opinion of Cravath, Swaine & Moore LLP, counsel to Flagstone.

*     *     *

2

Please direct any comments or questions regarding these matters to Todd E. Freed at (212) 735-3714 or Steven J. Daniels at (302) 651-3240.

Sincerely yours,

/s/ Todd E. Freed Todd E. Freed

cc:

Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)

Steven J. Daniels, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

William F. Fawcett, Esq. (Flagstone Reinsurance Holdings, S.A.)

Sarkis Jebejian, Esq. (Cravath, Swaine & Moore LLP)

Eric L. Schiele, Esq. (Cravath, Swaine & Moore LLP)

3

Exhibit A

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

          The following section is a summary of the anticipated U.S. federal income tax consequences to U.S. holders of Flagstone shares and common shares of Flagstone Bermuda, par value $0.01 per share, (which we refer to as “Flagstone Bermuda common shares”) of (1) the first-step merger, (2) the second-step merger, and (3) ownership of Validus common shares received pursuant to the second-step merger. ~~The statements as to Validus’ or Flagstone’s beliefs and conclusions as to the application of such tax laws to the mergers and ownership of Validus common shares received pursuant to the second-step merger represent the views of Validus’ and/or Flagstone’s management (as the case may be) as to the application of such laws to the relevant facts and do not represent the legal opinions of either management team or of Validus’ or Flagstone’s respective counsel.~~

          For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Flagstone shares, Flagstone Bermuda common shares or Validus common shares, as the case may be, that is for U.S. federal income tax purposes (1) a citizen or individual resident of the United States, (2) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust that (i) is subject to (a) the primary supervision of a court within the United States and (b) the authority of one or more U.S. persons to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person or (4) an estate that is subject to U.S. federal income tax on its income regardless of its source.

          If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Flagstone shares, Flagstone Bermuda common shares, or Validus common shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership that is the beneficial owner of Flagstone shares, Flagstone Bermuda common shares or Validus common shares should consult the partner’s own tax advisor regarding the U.S. federal income tax consequences to such partner of the mergers and of ownership of Validus common shares.

          This discussion addresses only those U.S. holders of Validus common shares that acquire such shares pursuant to the second-step merger and those U.S. holders of Flagstone Bermuda common shares that hold their Flagstone Bermuda common shares as a capital asset (generally, for investment purposes). The discussion does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of Flagstone shares, Flagstone Bermuda common shares or Validus common shares in light of their individual circumstances or, except where specifically identified, to holders of Flagstone shares, Flagstone Bermuda common shares or Validus common shares that are subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	mutual funds;

•	S corporations, partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities);

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Flagstone shares, Flagstone Bermuda common shares or Validus common shares as part of a straddle, hedge, constructive sale or conversion transaction;

•	shareholders who have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders;

•	U.S. expatriates;

•	shareholders who acquired their Flagstone shares, Flagstone Bermuda common shares or Validus common shares through the exercise of an employee stock option or otherwise as compensation;

•	shareholders who own, or have owned, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of issued and outstanding shares of Flagstone; and

•	shareholders who will own, directly, indirectly or constructively 5% or more of Validus common shares.

          The following discussion is based upon the Code, its legislative history, currently applicable and proposed Treasury regulations under the Code and published rulings and decisions, all as currently in effect as of the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and non-U.S. laws, or federal laws other than those pertaining to income tax, are not addressed in this proxy statement/prospectus.

U.S. Federal Income Tax Consequences to U.S. Holders of Flagstone Shares and Flagstone Bermuda Common Shares

Consequences of the Mergers

          Tax Consequences of the Mergers Generally. ~~The parties intend for~~Completion of each of (1) the first-step merger and (2) the second-step merger~~, to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Completion of the mergers~~ is conditioned on, among other things, the receipt by Validus and Flagstone of tax opinions from Skadden, Arps, Slate, Meagher & Flom LLP and Cravath, Swaine & Moore LLP, respectively, that (a) the first-step merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and each of Flagstone and Flagstone Bermuda will be a party to such reorganization, (b) the second-step merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and each of Validus and Flagstone Bermuda will be a party to such reorganization, and (c) Validus will be treated, in respect of any shareholder who will own after the second-step merger less than 5% of the issued and outstanding Validus common shares (as determined under Treasury regulations Section 1.367(a)-3(b)(1)(i)), as a corporation under Section 367(a) of the Code. ~~These opinions will be based on customary assumptions, including that the mergers will be consummated in accordance with the terms of the merger agreement, and on representation letters provided by Validus, Merger Sub, Flagstone and Flagstone Bermuda, to be delivered at the time of closing, as to certain factual matters, including representations that at least 40% of the proprietary interest in Flagstone Bermuda will be exchanged for Validus common shares and that neither Flagstone nor Validus is, or has been, a passive foreign investment company (which we refer to as a “PFIC”). In rendering their respective opinions, Skadden, Arps, Slate, Meagher & Flom LLP and Cravath, Swaine & Moore LLP will assume that the representations of Validus, Merger Sub, Flagstone and Flagstone Bermuda are accurate, correct and complete in all respects at the time of the closing of the mergers, without regard to any qualifications as to knowledge, belief or intent. If either Flagstone or Validus waives this opinion condition after the merger proposal is approved by Flagstone shareholders, and the change in tax consequences is material, Flagstone and Validus undertake to recirculate an updated version of this proxy statement/prospectus and resolicit proxies from Flagstone shareholders. If either Flagstone or Validus waives this tax opinion condition before the merger proposal is approved by Flagstone shareholders but after the registration statement (of which this proxy statement/prospectus forms a part) is declared effective by the SEC, Flagstone and Validus will publicly disclose this waiver to Flagstone shareholders. Neither of the tax opinions will be binding on the Internal Revenue Service (which we refer to as the “IRS”). Neither Validus nor Flagstone intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the mergers.~~

~~The following discussion assumes that the mergers will be treated in the manner described in the tax opinions.~~

It is the opinion of Skadden, Arps, Slate, Meagher & Flom LLP and Cravath, Swaine & Moore LLP that (a) the first-step merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and each of Flagstone and Flagstone Bermuda will be a party to such reorganization, (b) the second-step merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and each of Validus and Flagstone Bermuda will be a party to such reorganization, and (c) Validus will be treated, in respect of any shareholder who will own after the second-step merger less than 5% of the issued and outstanding Validus common shares (as determined under Treasury regulations Section 1.367(a)-3(b)(1)(i)), as a corporation under Section 367(a) of the Code and that accordingly the material U.S. federal income tax consequences of the mergers to U.S. holders are as described below in the sections “–First Step Merger” and “–Second Step Merger.”

The opinions described in the preceding paragraphs are and will be based on customary assumptions, including that the mergers will be consummated in accordance with the terms of the merger agreement, and on representation letters provided by Validus, Merger Sub, Flagstone and Flagstone Bermuda as to certain factual matters, including representations that at least 40% of the proprietary interest in Flagstone Bermuda will be exchanged for Validus common shares and that neither Flagstone nor Validus is, or has been, a passive foreign investment company (which we refer to as a “PFIC”). In rendering their respective opinions, Skadden, Arps, Slate, Meagher & Flom LLP and Cravath, Swaine & Moore LLP assume and will assume that the representations of Validus, Merger Sub, Flagstone and Flagstone Bermuda are accurate, correct and complete in all respects at the time the registration statement of which this proxy statement/prospectus is a part is declared effective and as of the closing of the mergers, without regard to any qualifications as to knowledge, belief or intent. None of the tax opinions will be binding on the Internal Revenue Service (which we refer to as the “IRS”). Neither Validus nor Flagstone intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the mergers.

Exhibit B

FORM OF OPINION OF Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit 8.1

Date: •

Validus Holdings, Ltd.

29 Richmond Road

Pembroke, Bermuda HM 08

Ladies and Gentlemen:

We have acted as counsel to Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), in connection with the Agreement and Plan of Merger, dated as of August 30, 2012 (the “Merger Agreement”), by and among Validus, Flagstone Reinsurance Holdings, S.A., a Luxembourg joint stock corporation (société anonyme) (“Flagstone”), Flagstone Reinsurance Holdings (Bermuda) Limited, a Bermuda exempted company and a direct wholly owned subsidiary of Flagstone (“Flagstone Bermuda”), and Validus UPS, Ltd., a Bermuda exempted company and a direct wholly owned subsidiary of Validus (“Merger Sub”) that provides for (a) the merger of Flagstone with and into Flagstone Bermuda pursuant to which Flagstone Bermuda will survive as a Bermuda exempted company (the “First-Step Merger”), and (b) immediately following the First-Step Merger, the merger of Flagstone Bermuda with and into Merger Sub pursuant to which Merger Sub will be the surviving company (the “Second-Step Merger,” and collectively with the First-Step Merger, the “Mergers”). This opinion is being delivered in connection with the registration statement on Form S-4 (Registration No. 333-183999), which includes the proxy statement/prospectus, filed on September 20, 2012, as amended through the effective date thereof (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and in accordance with the requirements of Item 601(b)(8) of Regulation S-K under the Securities Act. Unless otherwise indicated, all defined terms used herein shall have the meanings ascribed to them in the Merger Agreement.

In rendering our opinion set forth below, we have examined and relied upon, without independent investigation or verification, the accuracy and completeness both initially and continuing as of the First-Step Effective Time and Final Effective Time, of the facts, information, representations, covenants and agreements contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the Registration Statement and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon the accuracy and completeness, both initially and continuing as of the First-Step Effective Time and Final Effective Time, of certain statements, representations, covenants and agreements made by Validus, Flagstone, Flagstone Bermuda, and Merger Sub, including factual statements and representations set forth in officers’ certificates dated the date hereof from officers of Validus, Flagstone, Flagstone Bermuda, and

Validus Holdings, Ltd.
Date: •

Merger Sub (the “Representation Letters”). For purposes of rendering our opinion, we have assumed that such statements, representations, covenants and agreements are, and will continue to be as of the First-Step Effective Time and Final Effective Time, true, correct and complete without regard to any qualification as to knowledge. Our opinion assumes and is expressly conditioned on, among other things, the initial and continuing accuracy and completeness of the facts, information, representations, covenants and agreements set forth in the documents referred to above and the statements, representations, covenants and agreements made by Validus, Flagstone, Flagstone Bermuda, and Merger Sub, including those set forth in the Representation Letters, and we have assumed that the Representation Letters will be re-executed by appropriate officers as of the First-Step Effective Time and Final Effective Time.

In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such documents. We also have assumed that the transactions related to the Mergers or contemplated by the Merger Agreement will be consummated in accordance with the Merger Agreement and as described in the Registration Statement, and that none of the terms and conditions contained therein will have been waived or modified in any respect prior to the First-Step Effective Time or Final Effective Time.

In rendering our opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder (the “Regulations”), pertinent judicial authorities, rulings of the Internal Revenue Service and such other authorities as we have considered relevant, in each case, in effect on the date hereof. It should be noted that such laws, Code, Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our opinion is based, or any variation or difference in any fact from those set forth or assumed herein or in the Registration Statement, the Merger Agreement or the Representation Letters, could affect our conclusions herein. Moreover, there can be no assurance that our opinion will be accepted by the Internal Revenue Service or, if challenged, by a court.

Based solely upon and subject to the foregoing, we ~~are of the~~hereby confirm our opinion ~~that under current United States federal income tax law (i) the First-Step Merger will be treated for~~stated in the Registration Statement under the caption “UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS––U.S. Federal Income Tax Consequences to U.S. ~~federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and each~~Holders of Flagstone Shares and Flagstone Bermuda ~~will be a party to such reorganization; (ii) the Second-Step Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and each~~

Validus Holdings, Ltd.
Date: •

~~of Validus and Flagstone Bermuda will be a party to such reorganization; and (iii) Validus will be treated, in respect of any shareholder who will own after the Second-Step Merger less than five percent of the issued and outstanding common shares of Validus (as determined under Treasury Regulation Section 1.367(a)-3(b)(1)(i)), as a corporation under Section 367(a) of the Code.~~Common Shares––Consequences of the Mergers––Tax Consequences of the Mergers Generally,” subject to the qualifications set forth therein.

Except as expressly set forth above, we express no other opinion. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant or assumption relied upon herein that becomes incorrect or untrue.

In accordance with the requirements of Item 601(b)(23) of Regulation SK under the Securities Act, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the use of our name under the headings “United States Federal Income Tax Consequences of the Mergers” and “Legal Matters/Validity of Securities” in the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Exhibit C

Exhibit 8.2

[FORM OF TAX OPINION] [Letterhead of] CRAVATH, SWAINE & MOORE LLP [New York Office]

Date: [●]~~, 2012~~

Agreement and Plan of Merger

Among Flagstone Reinsurance Holdings, S.A.,
Flagstone Reinsurance Holdings (Bermuda) Limited,
Validus Holdings, Ltd. and Validus UPS, Ltd.

Ladies and Gentlemen:

We have acted as counsel to Flagstone Reinsurance Holdings, S.A., a Luxembourg société anonyme or joint stock corporation (the “Company”), in connection with the Mergers, as defined and described in the Agreement and Plan of Merger, dated as of August 30, 2012 (the “Agreement”), by and among the Company, Flagstone Reinsurance Holdings (Bermuda) Limited, a Bermuda exempted company and a wholly owned subsidiary of the Company (“Flagstone Bermuda”), Validus Holdings, Ltd., a Bermuda exempted company (“Parent”) and Validus UPS, Ltd., a Bermuda exempted company and a wholly owned subsidiary of Parent (“Merger Sub”). For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Agreement. This opinion is being delivered in connection with the filing of the registration statement on Form S-4 (Registration No. ~~[●]~~333-183999) (as amended, the “Registration Statement”) filed by Parent with the Securities and Exchange Commission under the Securities Act, relating to the proposed Mergers pursuant to the Agreement and to which this opinion appears as an exhibit.

We have examined (i) the Agreement and (ii) the Registration Statement. In addition, we have relied upon the accuracy and completeness of certain statements, representations, covenants and agreements made by Parent, the Company, Flagstone Bermuda, and Merger Sub, including factual statements and representations set forth in officers’ certificates dated the date hereof from officers of Parent, the Company, Flagstone Bermuda, and Merger Sub (the “Representation Letters”). In addition, we have examined, and relied as to matters of fact upon, originals or copies, certified or otherwise

2

identified to our satisfaction, of such corporate records, agreements, documents and other instruments and made such other inquiries as we have deemed necessary or appropriate to enable us to render the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

In rendering such opinion, we have assumed, with your permission, that (i) the Mergers will be effected in accordance with the Agreement, (ii) the statements concerning the Mergers set forth in the Agreement and the Registration Statement are true, complete and correct and will remain true, complete and correct at all times up to and including the Final Effective Time and (iii) any representations made in the Agreement or in the Representation Letters “to the knowledge of”, or based on the belief of the Company, Flagstone Bermuda, Parent and Merger Sub or similarly qualified are true, complete and correct and will remain true, complete and correct at all times up to and including the Final Effective Time, in each case without such qualification. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Agreement.

In rendering our opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder (the “Regulations”), pertinent judicial authorities, rulings of the Internal Revenue Service and such other authorities as we have considered relevant, in each case, in effect on the date hereof. It should be noted that such laws, Code, Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our opinion is based, or any variation or difference in any fact from those set forth or assumed herein or in the Registration Statement, the Agreement or the Representation Letters, could affect our conclusions herein. Moreover, there can be no assurance that our opinion will be accepted by the Internal Revenue Service or, if challenged, by a court.

Based solely upon and subject to the foregoing, we ~~are of~~hereby confirm our opinion ~~that under current United States Federal income tax law, although the discussion set forth~~stated in the Registration Statement under the caption “UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE ~~MERGERS” does not purport to summarize all possible United States (a) the first-step merger will be treated for U~~MERGERS––U.S. Federal ~~income tax consequences of the Mergers applicable to the Company’s shareholders, such discussion constitutes, in all material respects, a fair and accurate summary of the United States purposes as a reorganization within the meaning of Section 368(a) of the Code and each of the Company and Flagstone Bermuda will be a party to such reorganization, (b) the second-step merger will be treated for~~Income Tax Consequences to U.S. ~~Federal income tax consequences of the Mergers that are anticipated to be material to the Company’s shareholders~~Holders of Flagstone

3

Shares and Flagstone Bermuda Common Shares––Consequences of the Mergers––Tax Consequences of the Mergers Generally”, subject to the qualifications~~, assumptions and limitations~~ set forth ~~in the Registration Statement. purposes as a reorganization within the meaning of Section 368(a) of the Code and each of Parent and Flagstone Bermuda will be a party to such reorganization, and (c) Parent will be treated, in respect of any shareholder who will own after the second-step merger less than 5% of the issued and outstanding Parent common shares (as determined under Regulations Section 1.367(a)-3(b)(1)(i)), as a corporation under Section 367(a) of the Code.~~therein.

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences of the Mergers under any state, local or foreign law, or with respect to other areas of United States Federal taxation. We do not express any opinion herein concerning any law other than the Federal law of the United States.

We hereby consent to the filing of this opinion as Exhibit 8.2 to the Registration Statement, and to the references to our firm name therein. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Flagstone Reinsurance Holdings, S.A.

65, Avenue de la Gare

L-1611 Luxembourg

O